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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2003

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X              Form 40-F ___

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

               Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.


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                                  ATTUNITY LTD



6-K Items
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1.   Press  Release re Attunity Web  Services  Standardizes  Legacy  Integration
     dated September 22, 2003.

Item 1

Press Release                                              Source: Attunity Ltd.

Attunity Web Services Standardizes Legacy Integration
Monday September 22, 11:17 am ET

The Attunity Web Service Gateway is Now Generally Available

WAKEFIELD, Mass.--(BUSINESS WIRE)--Sept. 22, 2003--Attunity Ltd. (NASDAQ: ATTU -
News), a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications, today announced the general availability of the Attunity Web Services Gateway, a powerful solution to easily expose legacy applications as reusable and standard Web Services.

The Attunity Web Services Gateway provides simple definition and seamless deployment of legacy functions as standard Web Services. The Web Services Gateway is an integrated component of the Attunity Connect product family and works with all the Attunity Adapters to provide a single, unified solution.

Features and benefits of the Attunity Web Services Gateway include:

o Automatic Web Service Generation. The Attunity solution simplifies the generation of Web services by providing a Web Services Deployment Wizard that automatically deploys Attunity adapters into the Web Service Gateway. The Wizard leverages the Attunity adapter XML-based metadata, and generated standard Web services with no coding required.

o Prebuilt Adapters to Legacy Systems. Built on the Attunity Adapter Framework, the Gateway works seamlessly with all Attunity Connect adapters, offering a single solution for any legacy system including IBM Mainframe (CICS, IMS/TM, IMS/DB, Adabas, DB2, Cobol), IBM iSeries (RPG, DB400), HP NonStop (Pathway, Enscribe, SQL/MP), OpenVMS (RMS, Oracle Rdb, DBMS), Unix and Windows (Tuxedo, Adabas, ISAM, and any RDBMS).

o SOAP, WSDL and UDDI Standards. The Web Services Gateway is based on the standards underlying the Web services architecture, including XML (eXtensible Markup Language), SOAP (Simple Object Access Protocol), WSDL (Web Services Definition Language) and UDDI (Universal Description, Discovery and Integration of Web services). Legacy functions are defined as standard Web services with WSDL definition, can be activated using standard SOAP messages and exchange XML based data. The services can be registered in any UDDI registry for look-up and discovery.

o Simplify Federated Data Access. Attunity provides a powerful capability to expose any corporate data through a federated data model, transparently mapping the request to one or more actual databases while maintaining data integrity. Coupled with Web Services standard interfaces, Attunity reduces the complexity for new application development and integration.

o Complete Life-Cycle Management for Web Services Integration. The Attunity Studio is an integrated toolset for managing the life cycle of all Attunity adapters, from metadata import, to configuration, to deployment and runtime management. The Web Services Gateway plugs-in to this integrated GUI, providing a unified user experience and increased productivity.


"The Attunity Web Services Gateway significantly reduces the cost and complexity of legacy systems interoperability," said Dan Potter, vice president of marketing at Attunity. "Our comprehensive adapter library, together with our new ability to generate Web services with a few simple mouse clicks, enables enterprises to begin to enjoy the benefits of Web services with minimum investment and risk."

For more information on the Attunity Web Services Gateway and the Attunity Connect product family, contact Attunity at info@attunity.com or visit the Attunity Website at http://www.attunity.com.

About Attunity Ltd.

Attunity(TM) is a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications.

Founded in 1987 and traded on the NASDAQ exchange, Attunity's worldwide operations support over 1,000 direct end-users including many of the Fortune 1000. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on tens of thousands of systems worldwide.

The Attunity Connect product family provides standards-based access to over 35 data sources on 20 different computing platforms. Attunity Connect adapters reside natively on each target platform and provide enterprise-class integration capabilities such as real-time read/write access, distributed transaction management, heterogeneous joins between relational and non-relational data sources, and optimized query execution. Attunity Connect makes legacy systems accessible through SQL and XML based interfaces including JDBC, ODBC, JCA, COM and SOAP.

Attunity's products are available through direct sales and support offices in the United States, the United Kingdom, France, Israel, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or email info@attunity.com.

Copyright (C) 2003 Attunity Ltd. All rights reserved.

Attunity, the Attunity logo, Application Adapter Framework, Attunity AAF, Attunity Connect and Web Services Process Integration are trademarks of Attunity Ltd. All other marks are the property of their respective owners.

o (Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, including but not limited to risks and product technology development, market acceptance of the products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)

_______________

Contact:
     Attunity Ltd.
     Itamar Ankorion, 781-213-5220
     Itamar.Ankorion@attunity.com

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             ATTUNITY LTD
                                             ------------
                                               (Registrant)



                                            By: /s/Arie Gonen
                                               --------------
                                                Chairman




Date:  September 22, 2003